SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For 28 July 2003

United Utilities PLC

Dawson House,
Great Sankey,
Warrington WA5 3LW
England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual report under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). N/A

28 July 2003

UNITED UTILITIES PLC

Proposed two stage rights issue equivalent to a 5 for 9 issue at 330 pence per new ordinary share to raise up to approximately £1.0 billion

The Board of United Utilities PLC announces today that it is proposing to raise up to approximately £1.0 billion net of expenses, by way of a rights issue to fund in part its capital investment programmes.

The Board has decided to structure the fund-raising so that the gross proceeds are received in two stages: up to approximately £510 million at the end of the rights issue period on 17 September 2003; and up to approximately £510 million in June 2005. In aggregate, this is equivalent to a rights issue of five new ordinary shares for every nine existing ordinary shares held, at 330p per new ordinary share.

Each shareholder will have the right to subscribe in September 2003 five initial A shares at 165p for every nine ordinary shares they hold. It is an important feature that each A Share will have rights equivalent to one half of an ordinary share. Subject to approval of the rights issue, the Company will offer for subscription to holders of initial A shares on the subscription record date in June 2005 one further A share at 165p for each initial A share then held. If a shareholder sells or does not take up his rights to subscribe for the initial A shares (and does not purchase any initial A shares in the market), he will not be offered any further A shares in June 2005. Following the subscription for the further A shares, all A shares will be consolidated into and reclassified as ordinary shares on the basis of one new ordinary share for two A shares.

The rights issue, which has not been underwritten, is conditional, amongst other things, upon shareholder approval, which will be sought at an Extraordinary General Meeting of the Company to be held at 11.00 a.m. on 26 August 2003.

Neither the rights, the ordinary shares, the initial A shares nor the further A shares have been or will be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

UNITED UTILITIES PLC
(Registrant)

Date: 28 July 2003	By: Name: Title:	/s/ Paul Davies Paul Davies Assistant Company Secretary